

Investor Contact:
Reid Cox
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Signs Definitive Agreement to Sell Enterprise Customer Base to TelePacific Communications

- *Pac-West expects to receive approximately $27 million in cash, subject to certain adjustments*
- *Pac-West to focus on enabling other communications providers to serve their end-users via Pac-West's network*
- *Expense reductions expected to significantly improve cash flow*
- *Related debt reduction of a $40.3 million note and retirement of related warrants to purchase up to 26.7 million shares of common stock*

Stockton, CA - December 17, 2004 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of communications services in the western U.S., today announced it has signed a definitive agreement to sell its small and medium size enterprise (SME) customer base to TelePacific Communications.

The sale transaction, along with recent favorable regulatory decisions, paves the way for Pac-West to pursue a more efficient service provider model to serve enterprise end-users. Pac-West will focus on enabling other communications providers to serve end-users via Pac-West's network as an alternative to building and maintaining its own SME end-user customer base.

Completion of the sale transaction is expected to drive significant financial improvements for Pac-West, increasing cash flow by reducing the expenses associated with employing a large enterprise direct sales force and support organization, and expanding the market opportunity by serving the needs of other communications providers. A related debt reduction will allow Pac-West to retire an outstanding $40.3 million note and eliminate significant potential dilution by the retirement of the related warrants to purchase up to 26,666,667 shares of Pac-West's common stock.

"I believe that this transaction is very positive for Pac-West as it better positions the company to pursue its core growth strategy of enabling partners to serve the needs of their end-users," said Hank Carabelli, president and chief executive officer of Pac-West. "Pac-West expects to take advantage of the significant scale of its core service provider business, where it achieves the highest return on investment and anticipates the highest growth potential, to broaden distribution and value-added product offerings."

Dick Jalkut, president and chief executive officer of TelePacific, said, "Pac-West's SME customer base is a perfect fit for TelePacific as both companies share high standards for customer service and support. We are looking forward to serving these new customers and we will be working closely with Pac-West to ensure a seamless transition."

Carabelli said, "Throughout Pac-West's 25-year history, we have successfully adapted the business to take advantage of new opportunities resulting from changes in customer demand, the regulatory environment and technology shifts. Pac-West is uniquely positioned for solid growth by continuing to leverage the broadest network in California. In addition to our traditional service provider customers, we are building customer relationships with new segments and distribution channels to serve their end-users, including value-added resellers, other CLECs and enhanced service providers."

Carabelli cited customers j2 Global Communications Inc., which provides outsourced, value-added messaging and communications services to more than seven million individuals and businesses around the world; and Covad Communications Group, a leading nationwide provider of broadband voice and data communications available to more than 57 million homes and businesses, as partners who have selected Pac-West to assist them in serving their end-users.

"For communications providers, we believe that Pac-West provides a more comprehensive, cost-effective and accessible alternative to incumbent carriers such as SBC and Verizon or building their own infrastructures," Carabelli said.

In connection with the sale transaction, Pac-West expects to receive approximately $27 million in cash from TelePacific, subject to certain adjustments, in exchange for Pac-West's SME customer base in California and Nevada, representing approximately 70,000 access-line equivalents. Pac-West's network assets were not included in the transaction. As part of the transaction, Pac-West has entered into a one-year transition services agreement with TelePacific, which is extendable by TelePacific for up to six additional months, to help ensure an orderly and seamless transition for Pac-West's SME customers. Pac-West will be compensated for transition services, generally at cost, for which TelePacific will receive an initial $2 million credit. The transaction is currently expected to close in the first quarter of 2005, pending regulatory and financing approvals.

In a related transaction, Pac-West has reached agreement with Deutsche Bank to repay its outstanding $40.3 million note, and retire the related warrants to purchase up to 26,666,667 shares of the company's common stock, for $40.7 million in connection with, and conditioned upon, the closing of the transaction with TelePacific. Pac-West currently expects to utilize the entire proceeds of the transaction with TelePacific as well as cash on hand to retire the Deutsche Bank note and related warrants.

Investor Conference Call

Pac-West will hold an investor conference call on Monday, December 20, 2004 at 8:30 am PT, 11:30 am ET, to discuss the agreement. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. The call will be simultaneously webcast on Pac-West's web site at www.pacwest.com/investor. An audio replay will be available through January 5, 2005, by dialing 1-800-642-1687 or 706-645-9291 (passcode #2948584).

About Pac-West Telecomm, Inc.

Founded in 1980 and first incorporated in 1981, Pac-West Telecomm, Inc. (Nasdaq: PACW) has been offering telephone service to its customers since1982. Pac-West is currently one of the largest competitive local exchange carriers headquartered in California. Pac-West's network averages over 120 million minutes of voice and data traffic per day, and carries an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

About TelePacific Communications

TelePacific Communications is a leading provider of business telecommunications network solutions providing local, long distance, data, and Internet services to small-to-medium sized business in Nevada and California. With thousands of customers, TelePacific is one of the largest telecommunications companies headquartered in California. With local consultants, service, support, and facilities, TelePacific offers solutions, provisions services, and provides customer service where its customers do business. For more information, visit www.telepacific.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2003, as filed with the SEC on March 30, 2004, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the declining rate at which intercarrier compensation payments are determined; the inability to expand our business as a result of the unavailability of funds to do so; adverse affects on our operations as a result of covenants in agreements related to our borrowings; the loss of key executive officers could negatively impact our business prospects; the possible delisting of our common shares from the Nasdaq SmallCap Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

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